EXHIBIT (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 3, 2003, and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal, which are being distributed to registered holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares of common stock of the Company residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Intergraph Corporation by Goldman, Sachs & Co., the Dealer Manager, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.

NOTICE OF OFFER TO PURCHASE FOR CASH

by

of
Up to 10,000,000 Shares of its Common Stock
(Including the Associated Stock Purchase Rights)
at a Purchase Price not greater than $28.00
nor less than $26.00 per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 2, 2003, UNLESS THE OFFER IS EXTENDED

       Intergraph Corporation, a Delaware corporation (the “Company”), is offering to purchase for cash up to 10,000,000 shares of its common stock, par value $.10 per share, including the associated stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of March 5, 2002, between the Company and Computershare Investor Services, LLC, as Rights Agent (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Unless the context otherwise requires, all references to Shares shall include the associated stock purchase rights. Unless the associated stock purchase rights are redeemed prior to the Expiration Date (as defined below), a tender of Shares will also constitute a tender of the associated stock purchase rights.

      The Company is inviting its shareholders to tender their Shares at prices specified by the tendering shareholders that are not greater than $28.00 nor less than $26.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

      The Company’s Board of Directors has approved the Offer. However, neither the Company nor its Board of Directors nor the Dealer Manager is making any recommendation to the Company’s shareholders as to whether to tender or refrain from tendering their Shares or as to the price or prices at which shareholders may choose to tender their Shares. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered. Certain of the Company’s directors and executive officers have advised the Company that they intend to tender an aggregate of 251,992 Shares in the Offer representing approximately 33.4% of their holdings.

      In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender Shares must either (1) specify that they are willing to sell their Shares to the Company at the price determined in the Offer, or (2) specify the price, not greater than $28.00 nor less than $26.00 per Share, at which they are willing to sell their Shares to the Company in the Offer. Shareholders must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal (or, in the case of shareholders tendering Shares held in an account under the 2000 Intergraph Corporation Employee Stock Purchase Plan, must follow the procedures set forth in the Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan).

      The Company will, upon the terms and subject to the conditions of the Offer, determine the price per Share, not in excess of $28.00 nor less than $26.00 per Share, that it will pay for Shares properly tendered under the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest purchase price (the “Purchase Price”) that will allow it to purchase 10,000,000 Shares, or such lesser number of Shares as are properly tendered (and not properly withdrawn) pursuant to the Offer. All Shares properly tendered (and not properly withdrawn) prior to 12:00 Midnight, New York City time, on Tuesday, December 2, 2003 (the “Expiration Date,” unless the Company, in its sole discretion, extends the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire), at prices at or below the Purchase Price will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the “odd lot” and proration provisions.

      Under no circumstances will interest be paid on the Purchase Price for the Shares, regardless of any delay in making payment for the Shares. All Shares acquired in the Offer will be acquired at the same Purchase Price regardless of whether the shareholder selected a lower price. The Company reserves the right, in its reasonable discretion, to purchase more than 10,000,000 Shares under the Offer subject to applicable law. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares properly tendered and not withdrawn, subject to the “odd lot” and proration provisions of the Offer, only when, as and if the Company gives oral or written notice to Computershare Trust Company of New York, the Depositary of the Offer, of its acceptance for payment of such Shares under the Offer.

      Payment for Shares tendered and accepted for payment under the Offer will be made only after timely receipt by the Depositary of certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the “Book-Entry Transfer Facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, or the specific acknowledgement in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility (as defined in the Offer to Purchase) and any other documents required by the Letter of Transmittal.

      Upon the terms and subject to the conditions of the Offer, if at the Expiration Date more than 10,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered at or below the Purchase Price and not withdrawn, the Company will purchase 10,000,000 Shares, such Shares to be purchased: first, from all of the Company’s holders of “odd lots” of less than 100 Shares (not including any Shares held in the 2000 Intergraph Corporation Employee Stock Purchase Plan, which will not have priority) who properly tender all of their Shares at or below the Purchase Price selected by the Company; second, after purchasing all Shares from the “odd lot” holders, from all other shareholders who properly tender Shares at or below the Purchase Price selected by the Company, on a pro rata basis, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase; and third, if necessary to permit the Company to purchase 10,000,000 Shares, to the extent feasible, by random lot out of Shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by the Company. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares. See Sections 1 and 6 of the Offer to Purchase.

      The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.

      The Company’s Board of Directors has evaluated the Company’s expected capital needs, including for ongoing litigation, and available capital resources with the assistance of management and outside advisors. The Company concluded that the Company’s cash reserves exceed the amounts it believes are necessary to pursue the Company’s current business objectives. The Company also concluded that it is in the best interest of the Company’s shareholders to return cash that the Company believes is not necessary to pursue the Company’s business objectives to the Company’s shareholders. The Board determined to approve the Offer because it believes the Offer will be an effective means of returning cash to the Company’s shareholders and will result in a more appropriate capital structure for the Company.

      Tenders of Shares under the Offer are irrevocable, except that tendered Shares may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Wednesday, December 31, 2003. For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible guarantor institution” (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an eligible guarantor institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility’s procedures. All questions as to the form and validity of any notice of withdrawal, including the time of receipt, will be determined by the Company, in its sole discretion, whose determination will be final and binding. None of the Company, Computershare Trust Company of New York, as the Depositary, Georgeson Shareholder Communications, Inc., as the Information Agent, Goldman, Sachs & Co., as the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

      In certain circumstances, some tendering shareholders whose Shares are purchased in the Offer may be treated for U.S. federal tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal tax consequences of participating in the Offer.

      The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

      The Offer to Purchase and the related Letter of Transmittal are being mailed promptly to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

      The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should read them carefully before making any decision regarding the Offer.

      Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at the respective telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the address and telephone number set forth below and will be promptly furnished by the Company at its expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, shareholders are directed to contact the Depositary.

THE INFORMATION AGENT FOR THE OFFER IS:

17 State Street — 10th Floor

New York, NY 10004
Banks and Brokers Call (212) 440-9800
All others call Toll-Free (888) 549-6633

THE DEALER MANAGER FOR THE OFFER IS:

Goldman, Sachs & Co.

85 Broad Street
New York, New York 10004
(212) 902-1000 (Call Collect)
(800) 323-5678 (Call Toll Free)

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